FOR IMMEDIATE RELEASE	August 10, 2023

Micromem-Chevron Meeting Update

Toronto, Ontario and New York, New York, August 10, 2023 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is pleased to provide a current update on our ongoing discussions with Chevron regarding the automated tracer technology which the Company continues to pursue.

Chevron and the Company initially conducted beta testing of this technology in field tests in Lost Hill California in 2019-2020.  These tests were the basis for Micromem's later discussions and negotiations with our Romanian clients as has been previously disclosed.

Micromem's Chief Financial Officer recently met with Chevron's team leader for Chevron's Tracer Lab in their Houston offices to provide an update on our Romanian project.

Chevron is supportive of Micromem's initiatives in Romania and is prepared to collaborate with Micromem as the Romanian project continues.

Working with our Romanian clients and our engineering subcontractor, Entanglement Technologies, Micromem is developing a well mounted real time data gathering device with comprehensive analytics. We believe that the ongoing collaboration with Chevron will enhance and accelerate this development and, ultimately, will provide the opportunity for deployment with other energy companies in North America, Europe, and the Middle East.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued 506,686,137

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com